SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO. 1)*

                             AIR METHODS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, PAR VALUE $0.06
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    009128307
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    COPY TO:
                              MATTHEW J. DAY, ESQ.
                        118 E. 25TH STREET, EIGHTH FLOOR
                            NEW YORK, NEW YORK 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 17, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 7 Pages)

---------------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP  No.  009128307                 13D                      Page 2 of 7 Pages
---------------------                                          -----------------

================================================================================
(1)     NAME  OF  REPORTING  PERSONS
        AND IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
        Acquisitor  Holdings  (Bermuda)  Ltd.
        No IRS Identification Number
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group*         (a)      |_|
                                                                  (b)      |X|
--------------------------------------------------------------------------------
(3)     SEC  Use  Only

--------------------------------------------------------------------------------
(4)     Source  of  Funds  (See  Instructions)
        WC
--------------------------------------------------------------------------------
(5)     Check  if  Disclosure  of  Legal  Proceedings is Required Pursuant to
        Items  2(d)  or  2(e).                                             |_|
--------------------------------------------------------------------------------
(6)     Citizenship  or  Place  of  Organization
        BERMUDA
--------------------------------------------------------------------------------
Number       (7)     Sole  Voting  Power
of                   944,400
Shares       -------------------------------------------------------------------
Bene-
ficially     (8)     Shared  Voting  Power
Owned                0
By           -------------------------------------------------------------------
Each
Report-      (9)     Sole  Dispositive  Power
ing                  944,400
Person       -------------------------------------------------------------------
With:
             (10)    Shared  Dispositive  Power
                     0
--------------------------------------------------------------------------------
(11)    Aggregate  Amount  Owned  by  Each  Reporting  Person
        944,400
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes         |_|
        Certain Shares*
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        8.7%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person*
        CO
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP  No.  009128307                 13D                      Page 3 of 7 Pages
---------------------                                          -----------------

================================================================================
(1)     NAME  OF  REPORTING  PERSONS
        AND IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
        Duncan Soukup
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group*         (a)      |_|
                                                                  (b)      |X|
--------------------------------------------------------------------------------
(3)     SEC  Use  Only

--------------------------------------------------------------------------------
(4)     Source  of  Funds  (See  Instructions)
        PF
--------------------------------------------------------------------------------
(5)     Check  if  Disclosure  of  Legal  Proceedings is Required Pursuant to
        Items  2(d)  or  2(e).                                             |_|
--------------------------------------------------------------------------------
(6)     Citizenship  or  Place  of  Organization
        UNITED KINGDOM
--------------------------------------------------------------------------------
Number       (7)     Sole  Voting  Power
of                   20,000
Shares       -------------------------------------------------------------------
Bene-
ficially     (8)     Shared  Voting  Power
Owned                0
By           -------------------------------------------------------------------
Each
Report-      (9)     Sole  Dispositive  Power
ing                  20,000
Person       -------------------------------------------------------------------
With:
             (10)    Shared  Dispositive  Power
                     0
--------------------------------------------------------------------------------
(11)    Aggregate  Amount  Owned  by  Each  Reporting  Person
        20,000
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes         |_|
        Certain Shares*
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        LESS THAN 1%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person*
        IN
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP  No.  009128307                 13D                      Page 4 of 7 Pages
---------------------                                          -----------------

================================================================================
(1)     NAME  OF  REPORTING  PERSONS
        AND IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):

        Timothy Lovell
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group*         (a)      |_|
                                                                  (b)      |X|
--------------------------------------------------------------------------------
(3)     SEC  Use  Only

--------------------------------------------------------------------------------
(4)     Source  of  Funds  (See  Instructions)
        PF
--------------------------------------------------------------------------------
(5)     Check  if  Disclosure  of  Legal  Proceedings is Required Pursuant to
        Items  2(d)  or  2(e).                                             |_|
--------------------------------------------------------------------------------
(6)     Citizenship  or  Place  of  Organization
        UNITED KINGDOM
--------------------------------------------------------------------------------
Number       (7)     Sole  Voting  Power
of                   8,000
Shares       -------------------------------------------------------------------
Bene-
ficially     (8)     Shared  Voting  Power
Owned                0
By           -------------------------------------------------------------------
Each
Report-      (9)     Sole  Dispositive  Power
ing                  8,000
Person       -------------------------------------------------------------------
With:
             (10)    Shared  Dispositive  Power
                     0
--------------------------------------------------------------------------------
(11)    Aggregate  Amount  Owned  by  Each  Reporting  Person
        8,000
--------------------------------------------------------------------------------
(12)    Check if the Aggregate Amount in Row (11) Excludes         |_|
        Certain Shares*
--------------------------------------------------------------------------------
(13)    Percent of Class Represented by Amount in Row (11)
        LESS THAN 1%
--------------------------------------------------------------------------------
(14)    Type of Reporting Person*
        IN
================================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP  No.  009128307                 13D                      Page 5 of 7 Pages
---------------------                                          -----------------

                               AMENDMENT NO. 1 TO
                               ------------------
                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This Amendment No. 1 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the undersigned (the "Filing Parties"). This Amendment amends the Statement on Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission (the "SEC") on April 27, 2004 (the "Schedule 13D") as specifically set forth herein. Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the
Schedule  13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated to read as follows:

     The aggregate purchase price of the 594,400 shares of Common Stock and the call options covering 350,000 shares of Common Stock (the "Call Options") held by Acquisitor is $5,647,757 (including brokerage fees and expenses). All of the shares of Common Stock and the Call Options beneficially held by Acquisitor were paid for using its working capital funds.

     The aggregate purchase price of the 20,000 shares of Common Stock beneficially held by Duncan Soukup is $121,482 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Duncan Soukup were paid for using his personal funds.

     The aggregate purchase price of the 8,000 shares of Common Stock beneficially held by Timothy Lovell is $48,834 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Timothy Lovell were paid for using his personal funds.

---------------------                                          -----------------
CUSIP  No.  009128307                 13D                      Page 6 of 7 Pages
---------------------                                          -----------------
ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

                                         Number of         Number of
                                        Shares: Sole     Shares: Shared
                    Aggregate Number  Power to Vote or  Power to Vote or  Approximate
Filing Party           of Shares          Dispose           Dispose       Percentage*
--------------------------------------------------------------------------------------
Acquisitor (1)             944,400**         944,400**                 0          8.7%
Duncan Soukup (1)           20,000            20,000                   0          ***
Timothy Lovell (1)           8,000             8,000                   0          ***
--------------------------------------------------------------------------------------

     * Based on 10,839,822 shares of Common Stock, par value $0.06 per share, outstanding as of May 7, 2004, as disclosed in the Issuer's Quarterly Report on Form 10-Q, for the quarter ended March 31, 2004.

     ** Consists of 594,400 shares of Common Stock and 350,000 shares of Common Stock underlying the Call Options.

     ***  Less than one percent.

     (1) Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties.

     (c) Since the most recent filing on Schedule 13D on April 27, 2004, the Filing Parties effected no transactions in shares of Common Stock.

     (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item  6  is  hereby  amended  and  restated  to  read  as  follows:

     On April 19, 2004, the Filing Parties entered into a Joint Filing Agreement with respect to their obligations to report beneficial ownership of shares of Common Stock of the Issuer on Schedules 13D.

     Acquisitor currently owns the Call Options. As of May 17, 2004, the Call Options had 60 or fewer days before the last trading day of the security futures. Accordingly, the shares underlying the Call Options are deemed to be beneficially owned by Acquisitor. In addition, Acquisitor currently owns short put options covering 500,000 shares of Common Stock. The shares underlying these put options are not deemed to be beneficially owned under Section 13(d) and the rules thereunder as the put options do not constitute a right to acquire securities.

---------------------                                          -----------------
CUSIP  No.  009128307                 13D                      Page 7 of 7 Pages
---------------------                                          -----------------

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  May  17,  2004

ACQUISITOR  HOLDINGS  (BERMUDA)  LTD.     /s/  Duncan  Soukup
                                          -------------------
                                          Duncan  Soukup

By:  /s/  Duncan  Soukup
---------------------------
Name:  Duncan  Soukup
Title:  Deputy  Chairman



/s/  Timothy  Lovell
---------------------------
Timothy  Lovell